Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2013 and 2012

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

	Notes	March 31,	December 31,
		2013	2012
Assets
Current
Cash and cash equivalents	5	$47,364	$38,613
Accounts receivable	6	18,103	28,849
Other financial assets	7	592	595
Inventory	8	29,849	16,894
Prepaid expenses		1,376	1,324
IGV receivable		29,070	60,286

Total current assets		126,354	146,561

Restricted cash	9	4,027	2,175
Plant and equipment, net	10	119,316	116,511
Mineral properties and development costs, net	11	89,103	80,539
Deferred tax asset		8,142	7,695

Total Assets		$346,942	$353,481

Liabilities and equity
Current
Accounts payable and accrued liabilities	12	$56,171	$43,738
Taxes payable	13	9,483	42,675
Deferred revenue	14	6,892	3,446
Derivative liability	14	763	1,102

Total current liabilities		73,309	90,961

Accounts payable and accrued liabilities	12	2,331	2,331
Long-term debt	15	3,305	3,258
Asset retirement obligation	16	22,423	16,921
Deferred revenue	14	8,040	11,486
Derivative liability	14	548	942

Total liabilities		109,956	125,899
Equity
Share capital	17	140,751	139,570
Share option and warrant reserve	17	10,381	10,242
Translation reserve		4,522	4,522
Retained earnings		81,332	73,248

Total Equity		236,986	227,582

Total Liabilities and Equity		$346,942	$353,481

Subsequent events (Note 21)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

	Notes	March 31, 2013	March 31, 2012

Sales	18	$58,160	$94,594

Cost of sales		(29,193)	(25,273)

Amortization		(10,999)	(5,508)

Gross profit		17,968	63,813

General and administrative expenses	19	(1,278)	(2,031)

Exploration and evaluation expense		(1,724)	(412)

Operating earnings		14,966	61,370

Unrealized gain (loss) on derivative liability	14	733	(360)

Accretion of asset retirement obligation	16	(387)	(415)

Insurance expenses		(185)	(18)

Foreign exchange (loss) gain		(28)	233

Other loss		(1)	(125)

Income before income taxes		15,098	60,685

Provision for income taxes		(7,014)	(27,507)

Net income and comprehensive income		$8,084	$33,178

Basic earnings per share		$0.05	$0.19
Diluted earnings per share		$0.04	$0.18

Weighted average number of common shares outstanding - basic		175,849,666	171,055,329

Weighted average number of common shares outstanding - diluted		179,879,213	182,992,286

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

	Notes	March 31, 2013	March 31, 2012
OPERATING ACTIVITIES

Net income		$8,084	$33,178

Reclamation expenditures		(63)	-
Items not affecting cash:
Amortization		11,008	5,525
Deferred revenue	14	-	(3,084)
Share-based compensation		583	1,215
Unrealized (gain) loss on derivative liability	14	(733)	360
Unrealized loss on other financial assets	7	202	-
Accretion expense	16	387	415
Deferred income taxes (recovery) expense		(448)	(15)
Other		(5)	-
Changes in non-cash working capital items	5	9,954	16,988

Net cash provided by operating activities		28,969	54,582

FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	17	737	2,663

Net cash provided by financing activities		737	2,663

INVESTING ACTIVITIES
Restricted cash	9	(1,852)	-
Purchase of property, plant and equipment	10	(13,918)	(9,904)
Mineral property expenditures	11	(5,002)	(2,453)
Proceeds on sale of equipment		16	-
Investment in Santa Barbara Resources	7	(199)	-

Net cash used for investing activities		(20,955)	(12,357)
Increase in cash and cash equivalents		8,751	44,888
Cash and cash equivalents, beginning of the period		38,613	25,907

Cash and cash equivalents, end of the period		$47,364	$70,795

Taxes payable (Note 13)
Supplemental cash flow disclosures (Note 5)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Share capital
				Share
				Option and		Retained
				Warrant	Translation	Earnings
	Note	Shares	Amount	Reserve	Reserve	(Deficit)	Total
Balance, December 31, 2011		169,746,352	$127,537	$10,420	$4,522	$(27,170)	$115,309
Shares issued on conversion of warrants	17	1,094,340	3,563	(1,362)	-	-	2,201
Shares issued on exercise of options	17	486,033	815	(353)	-	-	462
Share-based compensation	17	-	-	1,215	-	-	1,215
Net income for the period		-	-	-	-	33,178	33,178
Balance, March 31, 2012		171,326,725	$131,915	$9,920	$4,522	$6,008	$152,365
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Shares issued on conversion of warrants	17	336,720	1,118	(418)	-	-	700
Shares issued on exercise of options	17	12,000	63	(26)	-	-	37
Share-based compensation	17	-	-	583	-	-	583
Net income for the period		-	-	-		8,084	8,084
Balance, March 31, 2013		175,885,682	$140,751	$10,381	$4,522	$81,332	$236,986

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidary La Arena S.A. (“La Arena”) owns the La Arena mineral project. The La Arena mineral project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I achieved commercial production levels at the end of December 2011. A feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2012, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2013.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

The Board of Directors approved these condensed interim consolidated financial statements on May 13, 2013.

3.	SIGNIFICANT JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgements, estimates and assumptions in the recognition and measurement of assets, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgements, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2012. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2012.

Effective January 1, 2013, several new standards were introduced. The Company has evaluated these new standards and determined that none of them impact the Company’s accounting policies.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	March 31, 2013	December 31, 2012
United States dollars	$32,204	$21,365
Canadian dollars (i)	445	2,235
Peruvian Nuevo Sol (ii)	14,715	15,013
	$47,364	$38,613

i.	Canadian dollars of $452 was converted at a Canadian to US dollar exchange rate of 0.9846 (December 31, 2012 - $2,224 at 1.0051).
ii.	Peruvian Nuevo Sol of $38,096 was converted at a sol to US dollar exchange rate of 0.3863 (December 31, 2012 - $38,268 at 0.3923).

b.	Changes in non-cash working capital include the following:

	March 31, 2013	March 31, 2012
Decrease (increase) in accounts receivable	$10,746	$(17)
Decrease (increase) in deferred financing costs	47	-
Increase in inventory	(11,244)	(5,093)
(Increase) decrease in prepaid expenses	(52)	185
Decrease (increase) in IGV receivable	31,216	(6,034)
Increase in accounts payable and accrued liabilities	12,433	1,431
(Decrease) increase in taxes payable	(33,192)	26,516
Increase in non-cash working capital	$9,954	$16,988

c.	Non cash transaction included in the statements of cash flow was:

i.	Included in inventory on March 31, 2013 was non cash cost amortization of $3,206.
ii.	Non-cash additions to mineral properties of $5,178 (Note 16).

Refer to Note 13 for tax payments made during the three month period ended March 31, 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2013	December 31, 2012
Trade receivable	$17,335	$22,938
Value-added tax receivable	58	53
Capital taxes receivable (ITAN)	367	1,257
Other receivables	343	4,271
Receivable from a related party	-	330
	$18,103	$28,849

7.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Duran Ventures Inc. (“Duran”) and Santa Barbara Resources Inc. (“Santa Barbara”):

	Santa Barbara
	Shares (b)	Duran Shares (a)	Duran Warrants (a)	Total
Acquisition, September 28, 2012	$-	$713	$50	$763
Change in value during the period	-	(235)	67	(168)
December 31, 2012	$-	$478	$117	$595
Acquisition, February 5, 2013	199	-	-	199
Change in value during the period	84	(183)	(103)	(202)
March 31, 2013	$283	$295	$14	$592

a.	Duran Ventures

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”). The Duran Units are held for investment purposes, but may be sold in the near term and are accounted for at fair value. Any gains or losses arising from periodic fair value adjustments are reflected in profit and loss.

A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (‘CDN’) at any time until the date that is the earlier of (i) March 28, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65%

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. And under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supportive of a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and make a payment to Duran of $500.

b.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200. These common shares are subject to a hold period in Canada, expiring on June 14, 2013.

On February 5, 2013, the Company signed a non-binding LOI with Santa Barbara Resources Limited. Upon signing the LOI the Company paid Santa Barbara $250. The Company will have the option to acquire up to a 51% interest in the Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500 in expenditures at a minimum rate of $1,500 per year and paying Santa Barbara $500 not later than the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision. The Company will pay Santa Barbara an additional $500 upon its acquisition of the 15% interest.

8.	INVENTORY

Inventory consists of the following:

	March 31, 2013	December 31, 2012
Work-in-progress	$9,579	$7,981
Ore on leach pad	4,702	1,017
Ore in stockpile	1,748	-
Total mineral inventory	16,029	8,998
Consumable inventory	13,820	7,896

Total inventory	$29,849	$16,894

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

9.	RESTRICTED CASH

Restricted cash consists of a total of $4,027 (December 31, 2012 - $2,175). $4,002 (December 31, 2012 -$2,175) of this is a deposit made to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations (Note 16). The amount of $4,002 consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity and kept on deposit until the mine closure.

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach		Mobile and
	Construction-	pad and		field	Plant and	Other mine	Other
	in-Process	ponds	Land	equipment	equipment	assets	assets	Total
Costs
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$11,726	$976	$137,876
Additions and reclassifications	2,016	9,550	(808)	(191)	3,394	(77)	34	13,918
Disposals	-	-	-	(16)	-	-	-	(16)
March 31, 2013	$9,306	$82,289	$18,375	$4,556	$24,593	$11,649	$1,010	$151,778

Accumulated amortization
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$(525)	$(256)	$(21,365)
Amortization	-	(8,019)	-	(104)	(2,692)	(242)	(40)	(11,097)
March 31, 2013	$-	$(22,272)	$-	$(546)	$(8,581)	$(767)	$(296)	$(32,462)

Net book value
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$11,201	$720	$116,511
March 31, 2013	$9,306	$60,017	$18,375	$4,010	$16,012	$10,882	$714	$119,316

Other mine assets consist of the camp office and accommodation, as well as lease permits. Other assets consist of office equipment and leasehold improvements.

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Mineral property expenditures are:

		Phase I		Phase II	Total
		Accumulated
	Cost	amortization	Net	Cost
December 31, 2011	$16,948	$(1,047)	$15,901	$47,895	$63,796
Development costs	-	n/a	-	22,472	22,472
Amortization	n/a	(5,729)	(5,729)	n/a	(5,729)
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	n/a	-	5,002	5,002
Asset retirement obligation (Note 16)	5,178	n/a	5,178	-	5,178
Amortization	n/a	(1,616)	(1,616)	n/a	(1,616)
March 31, 2013	$22,126	$(8,392)	$13,734	$75,369	$89,103

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2013	December 31, 2012
Trade payables	$46,114	$28,337
Salaries payables	1,492	1,721
Bonuses payable	1,104	1,042
Vacation payable	1,139	1,046
Workers' profit share payable	2,601	8,919
National pension payable	907	12
Payroll tax payable	1,753	1,436
Other payables	1,061	1,225
	56,171	43,738
Long-term bonus payable	2,331	2,331
Total	$58,502	$46,069

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

The long-term bonus payable has been discounted using a period of 4.75 years and a discount rate of 7.38%. The long-term bonus payable is due in 2017.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

13.	TAXES PAYABLE

Taxes payable consist of the following:

	March 31, 2013	December 31, 2012
Special mining tax	$728	$1,204
Royalty	716	483
Income tax	8,039	40,988
	$9,483	$42,675

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of a increase in the deferred tax asset.

During the three months ended March 31, 2013, the following tax payments were made:

i.	Peruvian income tax instalments for 2013 of $611.
ii.	Peruvian income tax for 2012 of $34,861.

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is:

	Three months ended	Year ended December
	March 31, 2013	31, 2012
Opening	$14,932	$29,510
Deliveries to recognize deferred revenue	-	(14,578)
Closing	$14,932	$14,932
Less current portion	(6,892)	(3,446)
Long-term portion	$8,040	$11,486

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

	Based on	Remaining
Gold price per ounce	$50,000	commitment at
	drawdown	March 31, 2013
$950 or lower	70,509	29,013
$950 to $1,050	67,443	27,752
$1,050 to $1,150	64,378	26,490
$1,150 to $1,250	61,312	25,229
$1,250 to $1,350	58,246	23,968
$1,350 to $1,450	55,181	22,706
$1,450 or higher	52,115	21,445

At March 31, 2013, the price of gold was $1,603 per ounce. At that price there would be 21,445 ounces to be delivered in the amount of 1,650 ounces each month from October 2013 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price (Note 21).

b.	Derivative liability consists of:

	Three months ended	Year ended December
	March 31, 2013	31, 2012
Opening balance	$2,044	$4,559
Change in fair market value of derivative liability	(733)	(2,515)
Closing	$1,311	$2,044
Less current portion	(763)	(1,102)
Long-term portion	$548	$942

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At March 31, 2013 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 324,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

15.	LONG TERM DEBT

The Company borrowed $3,000 in September 2011 that bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.31% as at March 31, 2013). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on the loan amounted to $305 at March 31, 2013 (December 31, 2012 - $258).

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	March 31,	December 31,
	2013	2012
Opening balance	$16,921	$15,685
Accretion expense	387	1,648
Reclamation spending	(63)	(423)
Adjustment due to timing of expenditures and change in discount rate	5,178	-
Foreign exchange	-	11
	$22,423	$16,921

The Company’s current reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation of $16,921.

A discount rate of 7.0% has been used to estimate future costs. As at December 31, 2012, the rate was 10.25%. The decrease in the rate is due a reassessment of the Company’s risk. This, combined with an adjustment of the timing of future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I of Mineral Properties (Note 11). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to further change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at March 31, 2013 is in the amount of $4,002 (Note 9) as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $486 has been spent on reclamation activities. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 175,885,682 were issued and outstanding at March 31, 2013 (December 31, 2012 – 175,536,962). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

The Company issued 348,720 common shares in the three months ended March 31, 2013 upon the exercise of options and warrants are set out in (b) and (c) below.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

	Number of Options (000’s)	Weighted Average
		Exercise Price
		(C$/option)
Outstanding, December 31, 2012	7,896	2.44
Exercised	(12)	3.08
Outstanding, March 31, 2013	7,884	2.44
Options exercisable, March 31, 2013	5,514	1.97

Proceeds from the exercise of options were $37 for the three months ended March 31, 2013.

Stock options outstanding at March 31, 2013 were:

	Options outstanding				Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000’s)	(C$/option)	(months)	(000’s)	(C$/option)	(months)
$0.25 - $0.70	1,523	$0.30	16	1,523	$0.30	16
$1.25 - $1.50	460	$1.50	30	460	$1.50	30
$1.80 - $2.39	1,455	$1.93	32	1,455	$1.93	32
$3.08 - $3.75	3,846	$3.15	44	1,926	$3.18	44
$5.25 - $5.25	600	$5.25	54	150	$5.25	54
	7,884	$2.44	36	5,514	$1.97	32

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. No options were issued during the three month period ended March 31, 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2012	337	$2.05
Converted	(337)	2.05
Outstanding, March 31, 2013	-	$-

Proceeds from the exercise of warrants were $700 for the three months ended March 31, 2013.

18.	REVENUE

	For the three months ended March 31,		For the three months ended March 31,
	2013		2012
	$	ounces	$	ounces
Gold - cash sales	58,080	36,355	91,432	54,947
Gold - deferred revenue	-	-	3,084	3,971
Silver - cash sales	80	3,660	78	2,838
	58,160		94,594

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	For the three months	For the three months
	ended March 31, 2013	ended March 31, 2012
Share-based compensation (note 17(b))	$583	$1,215
Salaries and bonuses	302	222
Office and miscellaneous	90	61
Directors’ fees	88	63
Professional fees	58	113
Travel	58	76
Regulatory and transfer agent fees	46	226
Investor relations	44	38
Amortization	9	17

	$1,278	$2,031

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

20.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at March 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$89,103	$-	$89,103
Plant and equipment, net	92	119,224	-	119,316
Other assets	1,300	127,784	9,439	138,523

Total assets	$1,392	$336,111	$9,439	$346,942

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$3,588	$54,665	$249	$58,502
Taxes payable	-	9,483	-	9,483
Deferred revenue	14,932	-	-	14,932
Derivative liability	1,311	-	-	1,311
Long-term debt	3,305	-	-	3,305
Asset retirement obligation	-	22,423	-	22,423

	$23,136	$86,571	$249	$109,956

			As at December 31, 2012
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$80,539	$-	$80,539
Plant and equipment, net	100	116,411	-	116,511
Other assets	3,016	144,025	9,390	156,431

Total assets	$3,116	$340,975	$9,390	$353,481

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$4,204	$41,819	$46	$46,069
Taxes payable	-	42,675	-	42,675
Deferred revenue	14,932	-	-	14,932
Derivative liability	2,044	-	-	2,044
Long-term debt	3,258	-	-	3,258
Asset retirement obligation	-	16,921	-	16,921

	$24,438	$101,415	$46	$125,899

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Three months ended March 31, 2013
	Corporate	Mine	Insurance	Total
		Operations
Revenue	$-	$58,160	$-	$58,160
Cost of sales	-	(29,193)	-	(29,193)
Amortization	-	(10,999)	-	(10,999)
General and administrative expenses	(1,278)	-	-	(1,278)
Exploration and evaluation expense	(550)	(1,174)	-	(1,724)
Unrealized gain on derivative liability	733	0	-	733
Accretion of asset retirement obligation	-	(387)	-	(387)
Foreign exchange gain (loss)	(42)	14	-	(28)
Insurance expenses	(16)	-	(169)	(185)
Other gain (loss)	(1)	-	-	(1)
Provision for income taxes	-	(7,014)	-	(7,014)

Net income (loss) for the period	$(1,154)	$9,407	$(169)	$8,084

			Three months ended March 31, 2012
	Corporate	Mine	Insurance	Total
		Operations
Revenue	$-	$94,594	$-	$94,594
Cost of sales	-	(25,273)	-	(25,273)
Amortization	-	(5,508)	-	(5,508)
General and administrative expenses	(2,049)	-	-	(2,049)
Exploration and evaluation expense	(412)	-	-	(412)
Unrealized loss on derivative liability	(360)	0	-	(360)
Accretion of asset retirement obligation	-	(415)	-	(415)
Foreign exchange gain (loss)	50	183	-	233
Other gain (loss)	(125)	-	-	(125)
Provision for income taxes	-	(27,507)	-	(27,507)

Net income (loss) for the period	$(2,896)	$36,074	$-	$33,178

21.	SUBSEQUENT EVENTS

Subsequent to March 31, 2013, the Company delivered 152 ounces of gold in partial settlement of the Prepayment Agreement (note 14(a)), as well as a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement. The delivery of gold and cash payment fulfilled obligations through January 2014, and partially fulfilled the February 2014 obligation.